UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Reports Impacts from Hurricane Melissa in Jamaica

GUADALAJARA, Mexico, Oct. 28, 2025 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reports that, due to Hurricane Melissa, a Category 5 storm, airport operations in Jamaica have been affected. Operations at Kingston Airport were suspended on October 25 at 9:00 p.m., and at Montego Bay Airport on October 26 at 12:00 p.m., following the deterioration of weather conditions and in compliance with instructions from aviation and civil protection authorities.

At this time, all efforts are focused on resuming operations at both airports as soon as possible in order to facilitate the arrival of humanitarian aid to the country. GAP continues to assess the impact on airport facilities and is working in coordination with authorities to restore normal operations.

Raúl Revuelta Musalem, Chief Executive Officer of Grupo Aeroportuario del Pacífico (GAP), stated:

“Our priority at this moment is the safety and protection of the lives and well-being of our employees, their families, and the airport community, as well as the stranded passengers and the communities near the Jamaican airports. Our airport terminals in Kingston and Montego Bay have remained closed since the weekend, and we are currently assessing the damage to restore operations as soon as conditions allow. Our entire team is fully committed to safely reopening the airports so that they may serve as a gateway for humanitarian aid. We remain in constant communication with local authorities and emergency agencies to follow their guidance and support the recovery of airport infrastructure. Our mission is to serve as a key point for the island’s recovery.”

During the first nine months of 2025, the airports in Jamaica represented 11.0% of GAP’s total passenger traffic and 8.8% of consolidated EBITDA.

GAP will continue monitoring the situation and will provide timely updates on the progress of damage assessments, operating conditions at both airports, and the estimated timeline for the resume of operations.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx

Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx
+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: October 28, 2025	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer